UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number 001-41573

(Check one)     ☐ Form 10-K      ☐ Form 11-K      ☒ Form 20-F       ☐ Form 10-Q ☐       Form N-CSR

For Period Ended: April 30, 2023

☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction Sheet (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Caravelle International Group

Former Name if applicable:

Address of Principal Executive Office (Street and number): 60 Paya Lebar Road #06-17 Paya Lebar Square

City, State and Zip Code: Singapore 409051

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-K or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, and 10-KSB, 20-F, 11-K, 10-Q, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Caravelle International Group (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report for the fiscal year ended October 31, 2023 on Form 20-F  (the “Annual Report”) within the prescribed time period, due to a delay experienced by the Company in completing its financial statements and other disclosures in the Annual Report. The Company anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Caravelle International Group	65	8304 8372
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the fiscal year ended October 31, 2023 will reflect significant changes from our results of operations for last fiscal year. Because we have not completed our financial statements, we are unable to provide a reasonable estimate of our results of operations for fiscal year ended October 31, 2023. Accordingly, we cannot at this time estimate what significant changes will be reflected in our results of operations for the fiscal year ended October 31, 2023 compared to our results of operations for last fiscal year.

CARAVELLE INTERNATIONAL GROUP
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 29, 2024

/s/ GUOHUA ZHANG

Name:	Guohua Zhang
Title:	Director and Chief Executive Officer (Principal Executive Officer)
Dated:	February 29, 2024

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